                                                      RULE NO. 424(b)(5)
                                                      REGISTRATION NO. 333-15003


PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 7, 1996)

LOGO

                               1,000,000 SHARES
                                   MBIA INC.
                                 COMMON STOCK

                              ------------------

  The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "MBI." On July 14, 1997, the last reported sale price of the Common Stock on the NYSE was $115 1/2.

                              ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
     PASSED  UPON THE ACCURACY OR ADEQUACY OF THIS  PROSPECTUS SUPPLEMENT
       OR  THE  ACCOMPANYING  PROSPECTUS.  ANY  REPRESENTATION  TO  THE
        CONTRARY IS A CRIMINAL OFFENSE.

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                                          Price           Underwriting          Proceeds
                                           to             Discounts and            to
                                         Public           Commissions(1)        Company(2)
------------------------------------------------------------------------------------------
Per Share.......................         $114.00              $4.00              $110.00
------------------------------------------------------------------------------------------
Total(3)........................      $114,000,000         $4,000,000         $110,000,000

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(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated to be $156,250.
(3) The Company has granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 150,000 shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $131,100,000, $4,600,000, $126,500,000, respectively. See "Underwriting."

                              ------------------

  The shares of Common Stock offered by this Prospectus are offered by the Underwriters, subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, New York on or about July 18, 1997.

                              ------------------

LEHMAN BROTHERS
                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                                                              SMITH BARNEY INC.

                              ------------------

July 15, 1997

  No action has been taken or will be taken in any jurisdiction by the Company or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

                                  THE COMPANY

  MBIA Inc. (the "Company") insures municipal bonds, asset-backed securities and other non-municipal bonds through its wholly-owned subsidiary, MBIA Insurance Corporation ("MBIA Corp."). MBIA Corp.'s primary business is enhancing the efficiency of public finance by guaranteeing the timely payment of principal and interest on municipal bonds sold in the new issue market, traded in the secondary market and held in unit investment trusts and mutual funds. MBIA Corp. is the market leader with over 40% market share of the insured new issue municipal business. MBIA Corp. also provides financial guarantees for structured finance transactions (principally mortgage-backed and asset-backed securities), investor-owned utility debt and obligations of high-quality financial institutions. For the three months ended March 31, 1997, MBIA Corp. insured $8.5 billion par value of new issue and secondary market municipal bonds and $5.2 billion par value of domestic structured finance business. As of March 31, 1997, the total net par amount of outstanding bonds insured by MBIA Corp. was $240.8 billion and the aggregate net insurance in force was $422.4 billion.

  Financial guarantee insurance provides an unconditional and irrevocable guarantee of the payment of the principal of and interest on insured obligations when due. MBIA Corp. primarily insures obligations sold in the new issue and secondary markets, including those held in unit investment trusts and by mutual funds. It also provides surety bonds for debt service reserve funds. The principal economic value of financial guarantee insurance to the entity offering the obligations is the saving in interest costs resulting from the difference in the market yield between an insured obligation and the same obligation on an uninsured basis. In addition, for complex financings and for obligations of issuers that are not well known by investors, insured obligations receive greater market acceptance than uninsured obligations. All obligations insured by MBIA Corp. are rated AAA by both Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. and Fitch Investors Service, L.P. and Aaa by Moody's Investors Service, Inc., the highest ratings assigned by these rating agencies.

  The Company's insurance subsidiaries derive their income from insurance premiums earned over the life of the insured obligations and from investment income earned on assets representing capital, retained earnings, and deferred premium revenues. As of March 31, 1997, the Company's deferred premium revenues were $1,794 million, its shareholders' equity was $2,471 million, and its total investments were $7,451 million and $7,504 million at book value and market value, respectively. As of March 31, 1997, MBIA Corp.'s investment portfolio was $4,222 million and $4,295 million at book value and market value, respectively, and was primarily comprised of high quality fixed income securities with intermediate maturities.

  In 1990, the Company formed a French company, MBIA Assurance S.A. ("MBIA Assurance"), to assist in writing financial guarantee insurance in the countries of the European Community. MBIA Assurance, which is a subsidiary of MBIA Corp., writes policies insuring public infrastructure financings, asset-backed transactions and certain obligations of financial institutions. As of March 31, 1997, MBIA Corp. and MBIA Assurance had collectively insured 170 international transactions. In September 1995, MBIA Corp. entered into a joint venture agreement with AMBAC Indemnity Corporation for the purpose of jointly marketing financial guarantee insurance within the European Community.

  Over the last seven years, the Company has undertaken the development of investment management services which capitalize on its capabilities, reputation and marketplace relationships. The Company is delivering these services through a group of subsidiary companies. For the three months ended March 31, 1997, in the aggregate, these investment management ventures contributed $8.8 million to revenues.

  The financial guarantee industry is subject to the direct and indirect effects of governmental regulation, including changes in tax laws affecting the municipal and asset-backed debt markets. No assurance can be given that future legislative or regulatory changes might not adversely affect the results of operations and financial condition of the Company.

Concurrent Offering

  Concurrently with this offering of the shares of Common Stock, the Company is offering $100,000,000 aggregate principal amount of its senior unsecured debentures due 2027 (the "Debentures"). The Debentures and the Common Stock are being offered separately and not as units and the prices at which the Debentures and the Common Stock are being offered were determined independently. Neither this offering of shares of Common Stock nor the offering of the Debentures is conditioned on completion of the other offering.

  The principal executive offices of the Company are located at 113 King Street, Armonk, New York 10504. The telephone number is (914) 273-4545.

                                CAPITALIZATION

  The following table sets forth the total capitalization of the Company at March 31, 1997, and such capitalization as adjusted (i) to give effect to the issuance and sale of the 1,000,000 newly-issued shares of Common Stock offered hereby (assuming no exercise of the Underwriters' overallotment option) and
(ii) to give effect to the issuance and sale of the 1,000,000 shares of Common Stock offered hereby and the concurrent issuance and sale of $100,000,000 aggregate principal amount of Debentures (in each case without giving effect to the payment of expenses).

                                                   MARCH 31, 1997
                                      -----------------------------------------
                                        ACTUAL    AS ADJUSTED(1) AS ADJUSTED(2)
                                      ----------  -------------- --------------
                                                    (UNAUDITED)
                                               (DOLLARS IN THOUSANDS)
Long-term debt....................... $  374,037    $  374,037     $  474,037
Shareholders' equity:
  Preferred Stock, par value $1.00
   per share; authorized shares--
   10,000,000; issued and outstanding
   shares--none......................        --            --             --
  Common Stock, par value $1.00 per
   share; authorized shares--
   200,000,000; issued shares--
   43,334,086; as adjusted--
   44,334,086........................     43,334        44,334         44,334
  Additional paid-in capital.........    806,055       915,055        915,055
  Retained earnings..................  1,593,466     1,593,466      1,593,466
  Cumulative translation adjustment..     (5,900)       (5,900)        (5,900)
  Unrealized appreciation of
   investments, net of taxes of
   $18,926...........................     34,741        34,741         34,741
  Unearned compensation--restricted
   stock.............................       (949)         (949)          (949)
                                      ----------    ----------     ----------
    Total shareholders' equity.......  2,470,747     2,580,747      2,580,747
                                      ----------    ----------     ----------
      Total capitalization........... $2,844,784    $2,954,784     $3,054,784
                                      ==========    ==========     ==========

--------
(1) Adjusted to give effect to the issuance and sale of the Common Stock.
(2) Adjusted to give effect to the concurrent issuance and sale of the Common Stock and the Debentures.

             SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

  The selected consolidated financial data in the table below for each of the five years in the period ended December 31, 1996 have been derived from audited consolidated financial statements of the Company previously filed with the Commission. The selected consolidated financial data at March 31, 1996 and 1997 and for the three months ended March 31, 1996 and 1997 are unaudited but in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The following information should be read in conjunction with the consolidated financial statements and related notes of the Company included, or incorporated by reference, in the Company's periodic reports filed under the Exchange Act that are incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                                           THREE MONTHS
                                         YEARS ENDED DECEMBER 31,                         ENDED MARCH 31,
                          -----------------------------------------------------------  ----------------------
                             1992        1993         1994        1995        1996        1996        1997
                          ----------  ----------   ----------  ----------  ----------  ----------  ----------
                                                                                            (UNAUDITED)
                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Insurance:
  Gross premiums
   written..............  $    368.7  $    479.3   $    360.8  $    348.5  $    460.7  $    120.6  $     92.1
  Net premiums written..       336.1       431.8        311.6       303.4       405.8       105.9        86.1
  Premiums earned.......       162.9       231.3        218.3       215.1       251.7        60.4        71.4
  Net investment income.       150.5       178.9        193.9       219.9       247.6        59.1        66.5
  Net realized gains
   (losses).............         9.8         9.7         10.3        11.3        11.7         2.7         4.4
 Investment management
  services:
  Income................         2.3         4.7         16.2        19.9        26.7         6.1         7.2
  Net realized gains
   (losses).............          --         0.1         (0.7)       (6.1)        2.6         1.0         1.6
 Income before income
  taxes.................       244.3       324.0        329.4       345.0       408.1        98.6       115.1
 Net income.............       188.7       259.0        260.2       271.4       322.2        77.6        90.9
PER SHARE DATA:
 Earnings...............  $     4.62  $     6.10   $     6.18  $     6.43  $     7.43  $     1.81  $     2.08
 Dividends:
  Declared..............        0.76        0.94         1.14        1.31        1.45       0.345        0.38
  Paid..................        0.72        0.89         1.09       1.275       1.415       0.345        0.38
 Book value.............       33.00       38.18        40.96       53.19       57.28       52.31       57.02
BALANCE SHEET DATA:
 Investments............  $  2,528.7  $  3,544.3   $  4,866.8  $  6,607.3  $  7,633.9  $  6,743.2  $  7,504.3
 Total assets...........     3,049.2     4,106.3      5,456.4     7,267.5     8,562.0     7,405.4     8,496.8
 Deferred premium
  revenue...............     1,196.2     1,402.8      1,512.2     1,616.3     1,785.9     1,666.9     1,794.1
 Loss and loss
  adjustment expense
  reserves..............        25.5        33.7         40.1        42.5        59.3        46.4        62.3
 Long-term debt.........       298.6       298.7        298.8       373.9       374.0       373.9       374.0
 Shareholders' equity...     1,382.1     1,596.4      1,704.7     2,234.3     2,479.7     2,242.0     2,470.7
SELECTED FINANCIAL
 RATIOS:
 GAAP Basis(1)(3):
  Loss ratio............         3.4%        3.4%         3.7%        4.9%        6.1%        5.3%        4.8%
  Expense ratio.........        32.0%       27.4%        28.8%       29.3%       28.3%       27.3%       26.5%
  Combined ratio........        35.4%       30.8%        32.5%       34.2%       34.4%       32.6%       31.3%
 SAP Basis(2)(3):
  Loss ratio............         2.4%       (3.5%)        9.8%        0.4%        2.0%        1.3%       (1.0%)
  Expense ratio.........        18.3%       17.6%        22.9%       20.6%       17.6%       14.9%       23.3%
  Combined ratio........        20.7%       14.1%        32.7%       21.0%       19.6%       16.2%       22.3%
OTHER FINANCIAL DATA--
 NET INSURANCE IN FORCE:
 Net par amount
  outstanding...........  $112,483.0  $141,386.8   $164,317.9  $188,635.9  $233,244.1  $197,676.5  $240,750.5
 Net debt service
  outstanding...........   223,056.1   266,784.3    304,501.6   344,037.2   411,106.1   357,339.3   422,446.2

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(1) The GAAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the GAAP expense ratio is underwriting expenses (adjusted for deferred policy acquisition costs) and operating expenses (excluding interest expense) divided by net premiums earned, in each case calculated in accordance with generally accepted accounting principles. The combined ratio is the total of the loss and expense ratios (see Note 2 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K") which is incorporated herein by reference).
(2) The SAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the SAP expense ratio is underwriting expenses divided by net premiums written, in each case calculated in accordance with statutory accounting practices. The combined ratio is the total of the loss and expense ratios.
(3) For a discussion of the principal differences between GAAP and SAP accounting, see Note 3 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries included in the 1996 Form 10-K.

                                USE OF PROCEEDS

  The proceeds to the Company from the sale of the shares of Common Stock, net of underwriting discounts and expenses, are estimated to be approximately $109,843,750. Proceeds from the sale of the shares of Common Stock will be used to provide additional capital for the future needs of the Company and MBIA Corp. and for general corporate purposes.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is traded on the NYSE under the symbol "MBI." The table below sets forth the dividends paid per share and the high and low closing sales prices for the Common Stock on the NYSE during the periods indicated. The last reported sale price of the Common Stock on the NYSE on July 14, 1997 was $115 1/2.

                                                                     DIVIDENDS
                                                                      PAID PER
                                                    HIGH     LOW       SHARE
                                                    -----    ----    ---------
1995:
  1st Quarter...................................... $ 64 1/8 $55 3/4   $ .31
  2nd Quarter......................................   68 7/8  60 1/4     .31
  3rd Quarter......................................   71 3/4  65 1/4     .31
  4th Quarter......................................   77 3/8  69 5/8    .34 1/2
1996:
  1st Quarter...................................... $ 79 3/8 $70 5/8   $.34 1/2
  2nd Quarter......................................   80 7/8   71       .34 1/2
  3rd Quarter......................................   86 1/2  73 1/4    .34 1/2
  4th Quarter......................................  104 1/8  86 1/8     .38
1997:
  1st Quarter...................................... $100 3/4 $92 7/8   $ .38
  2nd Quarter......................................  120 1/2  91 3/4     .38
  3rd Quarter (through July 14, 1997)..............   119    115 1/2   --

  In May 1987, following the Company's commencement of operations, the Board of Directors of the Company established the policy of declaring quarterly dividends on the Common Stock and the Company has paid consecutive quarterly dividends since then. The amount of dividends payable on Common Stock is reviewed periodically by the Board of Directors in light of the Company's earnings, financial condition and capital requirements. It is the policy of the Board of Directors that the Company retain a portion of its earnings to support the reasonable growth of the business.

  The Company's ability to pay dividends depends on the ability of MBIA Corp. to declare and distribute dividends to the Company. MBIA Corp.'s ability to declare dividends is subject to restrictions contained in the New York Insurance Law. See "Business--Regulation" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated herein by reference. The Company expects that such restrictions will not affect the ability of MBIA Corp. to declare dividends sufficient to support the Company's dividend policy.

                    CERTAIN UNITED STATES TAX CONSEQUENCES
                 TO NON-UNITED STATES HOLDERS OF COMMON STOCK

GENERAL

  The following is a general discussion of certain United States Federal income and estate tax consequences of the ownership and disposition of Common Stock by a person other than (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any State or (iii) an estate or trust whose income is includable in gross income for United States Federal income tax purposes regardless of its source (referred to hereafter as a "non-U.S. holder").

  The discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code") and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. Furthermore, this discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position. Prospective purchasers are urged to consult a tax adviser with respect to the United States Federal income and estate tax consequences of owning and disposing of Common Stock, as well as any tax consequences under the laws of any other taxing jurisdiction.

INCOME TAX

  DIVIDENDS. Generally, dividends paid to a non-U.S. holder of Common Stock will be subject to U.S. Federal income tax. Except in the case of dividends that are effectively connected with the holder's conduct of a trade or business within the United States, this tax is imposed and withheld at the rate of 30% of the amount of the dividend, unless reduced by an applicable income tax treaty. Currently, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country in determining the applicability of a treaty for such purposes. However, the Internal Revenue Service has issued proposed regulations which, if adopted, would require a non-U.S. holder to provide certain certifications under penalties of perjury in order to obtain treaty benefits.

  Except as may be otherwise provided in an applicable income tax treaty, dividends which are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States are subject to tax at ordinary Federal income tax rates, which tax is not collected by withholding (except as described below under "Backup Withholding and Information Reporting"). All or part of any effectively connected dividends received by a foreign corporation may also, under certain circumstances, be subject to an additional "branch profits" tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders of Common Stock must comply with certain certification and disclosure requirements to claim an exception from withholding under the rules described in this paragraph.

  A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

  DISPOSITION OF COMMON STOCK. Generally, non-U.S. holders will not be subject to United States Federal income tax (or withholding thereof) in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (in which case the "branch profits" tax described above may also apply if the holder is a foreign corporation), (ii) in the case of a non-U.S. holder who is a non-resident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met; or (iii) the Company is or has been a "United States real property holding corporation" for Federal income tax purposes and the non-U.S. holder has held directly or constructively more than 5% of the outstanding Common Stock within the five-year period ending on the date of the disposition. The Company currently is not and does not anticipate becoming a "U.S. real property holding corporation."

ESTATE TAX

  If an individual non-U.S. holder owns, or is treated as owning, Common Stock at the time of his or her death, such stock would be subject to U.S. Federal estate tax imposed on the estates of nonresident aliens, in the absence of a contrary provision contained in any applicable tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  DIVIDENDS. Generally, dividends paid on Common Stock to a non-U.S. holder at an address outside the United States will be exempt from backup withholding tax and information reporting requirements related thereto. However, the Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends and other payments distributed to such non-U.S. holder and any tax withheld with respect to such holder, regardless of whether withholding is required.

  BROKER SALES. Payments of proceeds from the sale of Common Stock by a non-U.S. holder made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, sales through certain foreign offices, including the foreign offices of a U.S. broker, are subject to information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes its entitlement to an exemption. Payments of proceeds from the sale of Common Stock by a non-U.S. holder to or through a U.S. office of a broker are currently subject to both information reporting and backup withholding at a rate of 31% unless the holder certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption.

  A non-U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

                                 UNDERWRITING

  Under the terms of, and subject to the conditions contained in, the underwriting agreement dated July 14, 1997 (the "Underwriting Agreement"), Lehman Brothers Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc. (the "Underwriters"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

  UNDERWRITERS                                                  NUMBER OF SHARES
  ------------                                                  ----------------
Lehman Brothers Inc............................................      333,400
Donaldson, Lufkin & Jenrette Securities Corporation............      333,300
Smith Barney Inc. .............................................      333,300
                                                                   ---------
  Total........................................................    1,000,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock are subject to certain conditions, and that if any of the shares of Common Stock offered hereby are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

  The Company has been advised that the Underwriters propose to offer the shares of Common Stock offered hereby directly to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain selected dealers (who may include the Underwriters) at such initial public offering price less a selling concession not in excess of $2.40 per share. The selected dealers may reallow a concession not in excess of $.10 per share to certain brokers and dealers. After the initial offering of the Common Stock, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.

  The Company has granted the Underwriters an option to purchase up to an additional 150,000 shares of Common Stock, at the initial public offering price less the aggregate underwriting discounts and commissions shown on the cover page of this Prospectus Supplement, solely to cover overallotments, if any. The option may be exercised at any time up to 30 days after the date of this Prospectus Supplement. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

  The Company has agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days following the date of this Prospectus Supplement, without the prior consent of Lehman Brothers Inc.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

  In connection with the offering, the rules of the Securities and Exchange Commission permit the Representatives to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Lehman Brothers Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc., and certain of their affiliates, have from time to time provided investment banking, financial advisory and other services to the Company and its affiliates in the ordinary course of business.

                                LEGAL OPINIONS

  The validity of the Shares offered hereby will be passed upon for the Company by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York 10017. Such counsel will rely, as to matters of Connecticut law, upon the opinion of Day, Berry & Howard, City Place, Hartford, Connecticut 06103, Connecticut counsel for the Company.

                                    EXPERTS

  The consolidated financial statements and the related consolidated financial statement schedules of the Company appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon dated February 3, 1997 incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                                US $250,000,000
                                   MBIA INC.
                                DEBT SECURITIES
                                PREFERRED STOCK
                                 COMMON STOCK

                               ----------------

  MBIA Inc. (the "Company") may offer from time to time its (a) unsecured debt securities, in one or more series, which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"); (b) shares of its preferred stock, par value $1.00 per share (the "Preferred Stock"); and (c) shares of its common stock, par value $1.00 per share (the "Common Stock"). The Debt Securities, Preferred Stock and Common Stock (collectively, the "Securities") may be offered either together or separately and will be offered in amounts, at prices and on terms to be determined at the time any such Securities are to be offered. The Securities will have an aggregate initial offering price of up to $250,000,000 or the equivalent thereof in U.S. dollars if any Securities are denominated in a foreign currency or in currency units.

  Specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), which will describe, without limitation and where applicable the following: (a) in the case of Debt Securities, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, interest rate (which may be fixed or variable) or method of calculation of interest and premium, if any, place or places where principal, premium, if any, and interest will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Securities, initial public offering or purchase price, methods of distribution and other special terms, (b) in the case of Preferred Stock, the specific designation, stated value and liquidation preference per share and the number of shares offered, dividend rate (which may be fixed or variable) or method of calculating dividends, place or places where dividends will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Securities, initial public offering or purchase price, methods of distribution and other special terms, and (c) in the case of Common Stock, the number of shares offered, initial public offering or purchase price, methods of distribution and other special terms.

  The Prospectus Supplement will also contain information, as applicable, about certain United States Federal income tax considerations relating to the Offered Securities.

  The Securities may be sold to or through underwriters, through dealers or agents or directly to purchasers. See "Plan of Distribution". The names of any underwriters, dealers or agents involved in the sale of Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement.

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE COMMISSIONER OF
 INSURANCE FOR  THE STATE OF NORTH  CAROLINA, NOR HAS THE  COMMISSIONER RULED
  UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 7, 1996

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES TO WHICH THEY RELATE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and proxy and information statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, 14th Floor, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates, or may be viewed by visiting the Commission's web site at http://www.sec.gov. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." Statements contained herein concerning the provisions of any document do not purport to be complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

    (2) The Company's Quarterly Report on Form 10-Q for each of the first two calendar quarters of 1996.

    (3) The description of the Common Stock of the Company contained in the Company's Registration Statement on Form 8-A filed with the Commission on June 15, 1987, as amended by the Form 8-A filed with the Commission on December 31, 1991 and by the Form 8-A filed with the Commission on October 27, 1994.

    (4) The Company's Current Report on Form 8-K filed with the Commission on January 24, 1996.

  Any documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the foregoing documents). Any such request should be directed to: Louis G. Lenzi, Esq., MBIA Inc., 113 King Street, Armonk, New York 10504 (telephone: (914) 273-4545).

                                  THE COMPANY

  MBIA Inc. (the "Company") insures municipal bonds, asset-backed securities and other non-municipal bonds through its wholly owned subsidiary, MBIA Insurance Corporation ("MBIA Corp."). MBIA Corp.'s primary business is enhancing the efficiency of public finance by guaranteeing the timely payment of principal and interest on municipal bonds sold in the new issue market, traded in the secondary market and held in unit investment trusts and mutual funds. MBIA Corp. also provides financial guarantees for structured finance transactions (principally mortgage-backed and asset-backed securities), investor-owned utility debt and obligations of high-quality financial institutions. For the six months ended June 30, 1996, MBIA Corp. insured $20.4 billion par value of domestic new issue and secondary market municipal bonds and $8.4 billion par value of domestic structured finance business. As of June 30, 1996, the total net par amount of outstanding bonds insured by MBIA Corp. was $210.6 billion and the aggregate net insurance in force was $377.6 billion.

  Financial guarantee insurance provides an unconditional and irrevocable guarantee of the payment of the principal of and interest on insured obligations when due. MBIA Corp. primarily insures obligations sold in the new issue and secondary markets, including those held in unit investment trusts and by mutual funds. It also provides surety bonds for debt service reserve funds. The principal economic value of financial guarantee insurance to the entity offering the obligations is the saving in interest costs resulting from the difference in the market yield between an insured obligation and the same obligation on an uninsured basis. In addition, for complex financings and for obligations of issuers that are not well known by investors, insured obligations receive greater market acceptance than uninsured obligations. All obligations insured by MBIA Corp. are rated AAA by both Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. and Fitch Investors Service, L.P. and Aaa by Moody's Investors Service, Inc., the highest ratings assigned by these rating agencies.

  The Company's insurance subsidiaries derive their income from insurance premiums earned over the life of the insured obligations and from investment income earned on assets representing capital, retained earnings, and deferred premium revenues. As of June 30, 1996, the Company's deferred premium revenues were $1,729 million, its shareholders' equity was $2,269 million, and its total investments were $7,096 million and $7,177 million at book value and market value, respectively. As of June 30, 1996, MBIA Corp.'s investment portfolio was $3,969 million and $4,047 million at book value and market value, respectively, and was primarily comprised of high-quality fixed-income securities with intermediate maturities.

  Since 1990, a French company, MBIA Assurance S.A. ("MBIA Assurance"), has written financial guarantee insurance in the countries of the European Community. MBIA Assurance, which is a subsidiary of MBIA Corp., writes policies insuring public infrastructure financings, asset-backed transactions and certain obligations of financial institutions.

  Over the last six years, the Company has undertaken the development of investment management services which capitalize on its capabilities, reputation and marketplace relationships. The Company is delivering these services through a group of subsidiary companies. For the six months ended June 30, 1996, in the aggregate, these investment management ventures contributed $14 million to revenues.

  The financial guarantee industry is subject to the direct and indirect effects of governmental regulation, including changes in tax laws affecting the municipal and asset-backed debt markets. No assurance can be given that future legislative or regulatory changes might not adversely affect the results of operations and financial condition of the Company.

  The principal executive offices of the Company are located at 113 King Street, Armonk, New York 10504. The telephone number is (914) 273-4545.

                                USE OF PROCEEDS

  Unless otherwise stated in the applicable Prospectus Supplement, the net proceeds to the Company from the sale of the Securities will be used to provide additional capital for the future needs of the Company and MBIA Corp. and for general corporate purposes.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated. Earnings represent consolidated earnings before income taxes and fixed charges. Fixed charges consist of interest and that portion of rental expense deemed representative of the interest factor for such rental expense. The Company had no capitalized interest for the periods presented.

                                                                          SIX
                                                                        MONTHS
                                                                         ENDED
                                              YEARS ENDED DECEMBER 31, JUNE 30,
                                              ------------------------ ---------
                                              1991 1992 1993 1994 1995 1995 1996
                                              ---- ---- ---- ---- ---- ---- ----
Ratio of earnings to fixed charges(1)........ 11.2 12.9 13.0 13.1 13.1 13.0 13.2

--------
(1) Fixed charges do not include the amount of fixed charges associated with obligations insured by MBIA Corp.

                        DESCRIPTION OF DEBT SECURITIES

  The Senior Debt Securities offered hereby are to be issued in one or more series under the Senior Indenture, dated as of August 1, 1990, as supplemented from time to time (as so supplemented, the "Senior Indenture"), between the Company and The First National Bank of Chicago, as trustee (the "Senior Indenture Trustee"). The Subordinated Debt Securities offered hereby are to be issued in one or more series under a Subordinated Indenture, as supplemented from time to time (as so supplemented, the "Subordinated Indenture" and, together with the Senior Indenture, the "Indentures"), between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Subordinated Indenture Trustee" and, together with the Senior Indenture Trustee, the "Trustees"). Copies of the Senior Indenture and the form of the Subordinated Indenture have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

  The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures (as they may be amended or supplemented from time to time) and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Whenever particular sections or defined terms of the Indentures (as they may be amended or supplemented from time to time) are referred to herein or in a Prospectus Supplement, such sections or defined terms are incorporated herein or therein by reference.

GENERAL

  The Debt Securities will be direct and unsecured obligations of the Company. The Senior Debt Securities will rank equally and ratably with all other unsecured and unsubordinated obligations of the Company. The Subordinated Debt Securities will be subordinate and junior in right of payment to the extent and in the manner set forth in the Subordinated Indenture to all Senior Debt (as defined below) of the Company. See "--Subordination under the Subordinated Indenture". As a non-operating holding company, most of the assets of the Company are owned by the Company's subsidiaries, and the Company relies primarily on dividends from such subsidiaries to meet its obligations for payment of principal and interest on its outstanding debt obligations. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. In addition, the payment of dividends by the Company's insurance company subsidiary, MBIA Insurance Corporation, is limited under the applicable insurance laws and regulations of the State of New York. The Indentures do not limit the aggregate amount of Debt Securities that may be issued thereunder. Except as otherwise provided in the applicable Prospectus Supplement, the Indentures, as they apply to any series of

Debt Securities, do not limit the incurrence or issuance of other secured or unsecured debt of the Company, whether under either of the Indentures or any other indenture that the Company may enter into in the future or otherwise.

  The Debt Securities will be issuable in one or more series pursuant to an indenture supplemental to the Senior Indenture or the Subordinated Indenture, as the case may be, or a resolution of the Company's Board of Directors or a committee thereof.

  The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the Debt Securities (to the extent such terms are applicable to such Debt Securities): (1) the title of the Debt Securities; (2) any limit upon the aggregate principal amount of the Debt Securities; (3) the date or dates on which the principal of the Debt Securities is payable; (4) the rate or rates, if any, at which the Debt Securities shall bear interest, the interest payment dates on which any such interest shall be payable, the right, if any, of the Company to defer or extend an interest payment date, or the method by which any of the foregoing shall be determined; (5) the place or places where, subject to the terms of the Indenture, the principal of and premium, if any, and interest on the Debt Securities will be payable; (6) any period or periods within or date or dates on which, the price or prices at which and the terms and conditions upon which Debt Securities may be redeemed, in whole or in part, at the option of the Company pursuant to any sinking fund or otherwise; (7) the obligation, if any, of the Company to redeem, purchase or repay the Debt Securities pursuant to any sinking fund, amortization or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which and the other terms and conditions upon which the Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (8) the denominations in which any Debt Securities shall be issuable if other than denominations of $1,000 and any integral multiple thereof; (9) if other than in U.S. Dollars, the currency or currencies (including currency unit or units) in which the principal of (and premium, if any) and interest, if any, on the Debt Securities shall be payable, or in which the Debt Securities shall be denominated; (10) any additions, modifications or deletions, in the Events of Default or covenants of the Company specified in the Indenture with respect to the Debt Securities; (11) if other than the principal amount thereof, the portion of the principal amount of Debt Securities that shall be payable upon declaration of acceleration of the maturity thereof; (12) any index or indices used to determine the amount of payments of principal of and premium, if any, on the Debt Securities and the manner in which such amounts will be determined; (13) the issuance of a temporary Global Security representing all of the Debt Securities of such series and exchange of such temporary Global Security for definitive Debt Securities of such series; (14) whether the Debt Securities of the series shall be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Securities, and the circumstances under which any such Registered Global Security may be registered for transfer or exchange, or authenticated and delivered, in the name of a Person other than such Depositary or its nominee, if other than as set forth in the Indentures; (15) the appointment of any paying agent, transfer agent or registrars; (16) the terms and conditions of any obligation or right of the Company to convert or exchange the Subordinated Debt Securities into other Securities or at the option of a Holder thereof; (17) the relative degree, if any, to which the Debt Securities of any series shall be senior to or subordinated to other series of Debt Securities in right of payment, whether such other series of Debt Securities are outstanding or not; and (18) any other terms of the Debt Securities not inconsistent with the provisions of the Indentures. (Section 2.3).

  Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

  If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

  If any index is used to determine the amount of payments of principal of, premium, if any, or interest on any series of Debt Securities, special federal income tax, accounting and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

DENOMINATIONS, REGISTRATION, PAYMENT AND TRANSFER

  Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. Debt Securities of any series will be exchangeable for other Debt Securities of the same issue and series, of any authorized denominations, of a like aggregate principal amount.

  Debt Securities may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. The Company will appoint the Trustees as registrars under the Indentures. If the applicable Prospectus Supplement refers to any transfer agents or paying agents (in addition to the registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or paying agent or approve a change in the location through which any such transfer agent or paying agent acts. The Company may at any time designate additional transfer agents or paying agents with respect to any series of Debt Securities.

  Neither the Company nor the Trustees shall be required to exchange or register a transfer of (a) any Debt Securities of any series for a period of 15 days preceding the first mailing of notice of redemption for such series to be redeemed, or (b) any Debt Securities selected, called or being called for redemption except, in the case of any Debt Security to be redeemed in part, the portion thereof not so to be redeemed.

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and any interest on Debt Securities will be made at the office of the Trustee for such Debt Securities in the City of New York or at the office of such paying agent or paying agents as the Company may designate from time to time in an applicable Prospectus Supplement, except that at the option of the Company payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on any record date for such interest, except in the case of defaulted interest.

GLOBAL DEBT SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Debt Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Debt Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Debt Security may not be transferred except as a whole by the Depositary for such Global Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

  The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

  Upon the issuance of a Global Debt Security, and the deposit of such Global Debt Security with or on behalf of the Depositary, the Depositary for such Global Debt Security or its nominee will credit on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Debt Security to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Debt Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Debt Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Debt Security.

  So long as the Depositary for a Global Debt Security, or its nominee, is the registered owner of such Global Debt Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Debt Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Debt Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Debt Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

  Payments of principal of (and premium, if any) and interest on individual Debt Securities represented by a Global Debt Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Debt Security representing such Debt Securities. None of the Company, the Trustee for such Debt Securities, any paying agent, or the Securities registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the Global Debt Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Debt Security representing any of such Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debt Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Debt Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name'. Such payments will be the responsibility of such Participants.

  Unless otherwise specified in the applicable Prospectus Supplement, if a Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Debt Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Debt Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Debt Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Debt Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Debt Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Debt Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Debt Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

CERTAIN COVENANTS OF THE COMPANY

  Limitations on Liens. Under the Senior Indenture, so long as Senior Debt Securities are outstanding, the Company will not, and will not permit any Subsidiary to, directly or indirectly, create, issue, assume, incur or guarantee any indebtedness for borrowed money which is secured by a Mortgage of any nature on any of the present or future capital stock of any Restricted Subsidiary unless the Senior Debt Securities then outstanding shall be secured equally and ratably with, or prior to, such other secured debt so long as it is outstanding. (Section 3.6)

  Limitations on Disposition of Stock of Restricted Subsidiaries. Under the Senior and Subordinated Indentures, so long as Debt Securities are outstanding, the Company will not, and will not permit any Subsidiary to, sell, transfer or otherwise dispose of any shares of capital stock of any Restricted Subsidiary except for (i) a sale, transfer or other disposition of any capital stock of any Restricted Subsidiary to a wholly owned Subsidiary of the Company or such Subsidiary; (ii) a sale, transfer or other disposition of the entire capital stock of any Restricted Subsidiary for at least fair value (as determined by the Board of Directors of the Company acting in good faith); or (iii) a sale, transfer or other disposition of the capital stock of any Restricted Subsidiary for at least fair value (as determined by the Board of Directors of the Company acting in good faith) if, after giving effect thereto, the Company and its Subsidiaries would own more than 80% of the issued and outstanding Voting Stock of such Restricted Subsidiary. (Section
3.7 of the Senior Indenture; Section 3.6 of the Subordinated Indenture)

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

  Under the Senior and Subordinated Indentures, so long as Debt Securities are outstanding, the Company will not consolidate with or merge with or into any other corporation or convey, transfer or lease its properties or assets as an entirety or substantially as an entirety to any person, unless (i) the successor or purchaser is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia; (ii) such successor or purchaser shall expressly assume, by supplemental indenture satisfactory in form to the related Trustee, the due and punctual payment of the principal of, premium, if any, and interest on all the Debt Securities and the performance and observance of every covenant and condition of the Company under the related Indenture; and (iii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing under the related Indenture. (Section 9.1)

CERTAIN DEFINITIONS

  The covenants and other provisions relating to the Debt Securities are to be read in conjunction with the definitions contained in the Senior and Subordinated Indentures, certain of which are substantially to the following effect:

  "Debt Securities" means all unsecured debt securities, notes or other evidences of indebtedness issued in one or more series that the Company may issue from time to time in accordance with the terms of the related Indentures.

  "Mortgage" means any mortgage, pledge, lien, security interest or other encumbrance.

  "Restricted Subsidiary" means MBIA Corp. and any successor to all or substantially all of its business, provided that such successor is a Subsidiary.

  "Subsidiary" means a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

  "Voting Stock" means, with respect to any Subsidiary, stock of any class or classes (or equivalent interests), if the holders of the stock of such class or classes (or equivalent interests) are ordinarily, in the absence of contingencies, entitled to vote for the election of the directors (or persons performing similar functions) of such corporation, even though the right so to vote has been suspended by the happening of such a contingency.

EVENTS OF DEFAULT

  Any one of the following events will constitute an Event of Default with regard to any series of Debt Securities under each of the Indentures: (i) default continued for 30 days in payment of any installment of interest on any of the Debt Securities when due; (ii) default in payment of all or any part of the principal of the Debt Securities when due and payable either at maturity, upon any redemption, by declaration or otherwise; (iii) default continued for 60 days after notice of such default in performance of any covenant or warranty of the Indenture by the Company in respect of the Debt Securities;
(iv) certain events of default with respect to indebtedness of the Company (other than the Debt Securities or non-recourse obligations of the Company) in an aggregate principal amount in excess of $10,000,000 which default shall consist of the failure to make any payment at maturity or shall have resulted in the acceleration of the maturity of such indebtedness; (v) certain events of bankruptcy, insolvency, or reorganization of the Company or any Restricted Subsidiary; or (vi) any other Event of Default provided in the supplemental indenture or resolution of the Board of Directors under which such series of Debt Securities is issued or in the form of Debt Security for such series. (Section 5.1) The Company is required to file with the Trustee annually a written statement as to the fulfillment of certain of its obligations under the Indenture. (Section 3.5)

  Each Indenture provides that the Trustee may withhold notice to the holders of Debt Securities of any default (except in payment of principal of or premium, if any, or interest on the Debt Securities) if the Trustee considers it in the interest of the holders of the Debt Securities to do so. (Section 5.11)

  Each Indenture provides that (a) if an Event of Default described in clause
(i) or (ii) above shall have occurred and be continuing with regard to the Debt Securities of any series, either the Trustee or the holders of 25% in aggregate principal amount of the Debt Securities of that series then outstanding (each such series acting as a separate class) may declare the principal (or, if Debt Securities of such series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of such series and interest accrued thereon, if any, to be due and payable immediately and (b) if an Event of Default described in clause (iii), (iv) or (v) above shall have occurred and be continuing, either the Trustee or the holders of 25% in aggregate principal amount of all Debt Securities (or in the case of an Event of Default described in clause (iii) above, all series affected by such Event of Default) then outstanding (voting as a single class) may declare the principal (or, if Debt Securities of such series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities (in the case of clause (iii) above, limited to all series affected) then outstanding and interest accrued thereon, if any, to be due and payable immediately. Upon certain conditions, such declaration by the holders of Debt Securities of any series may be annulled and past defaults which have been cured may be waived by (a) with respect to clauses (i) or (ii) the holders of a majority in aggregate principal amount of Debt Securities of such series (each such series voting as a separate class) then outstanding and
(b) with respect to clauses (iii), (iv) or (v) above, the holders of a majority in aggregate principal amount of the Debt Securities of all series (in the case of clause (iii) above, limited to all series affected by such default) then outstanding (voting as a single class). (Section 5.1) Prior to a declaration of acceleration of maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of each series voting separately or all series voting as a single class, depending on the nature of the Event of Default, may waive any Event of Default, and its consequences, except a default in the payment of the principal of or premium, if any, or interest on any of the

Debt Securities of such series or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each Debt Security of such series affected. (Section 5.10)

  Subject to the provisions of each Indenture relating to the duties of the Trustee, the Trustee shall be under no obligation to exercise any of its rights or powers under the relative Indenture at the request, order or direction of any of the holders of Debt Securities, unless such holders shall have offered the Trustee reasonable indemnity. (Section 6.2) Subject to such provision for indemnification, the holders of a majority in aggregate principal amount of the Debt Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.9)

DEFEASANCE AND COVENANT DEFEASANCE

  Except as may otherwise be provided in the applicable Prospectus Supplement with respect to the Debt Securities of any series, each Indenture provides that, subject to certain conditions, the Company may elect either (i) to be discharged from any and all obligations with respect to the Debt Securities (except for the obligations to register the transfer or exchange of the Debt Securities, to replace temporary or mutilated, defaced, destroyed, lost or stolen Debt Securities, to maintain an office or agency for the payment of principal and interest in respect of the Debt Securities, to appoint a paying agent and, if the Company elects to act as the paying agent, to hold moneys for such payment in trust) ("Defeasance") or (ii) to be released from its obligations with respect to the Debt Securities under Sections 3.6 and 3.7 of the Indenture (being the sections of the Indenture captioned "Limitations on Liens" and "Limitations on Disposition of Stock of Restricted Subsidiaries" see "Certain Covenants of the Company") ("Covenant Defeasance"), upon the deposit with the Trustee (or another qualifying trustee) irrevocably in trust for such purpose, of money and/or United States government obligations in an amount which, in the opinion of a nationally recognized firm of independent public accountants delivered to such trustee, would be sufficient to pay the principal of and premium, if any, and interest on the Debt Securities on the scheduled due dates therefor. (Sections 13.1 through 13.4)

  Each Indenture provides that, to effect Defeasance or Covenant Defeasance, the Company must deliver to the Trustee an opinion of counsel to the effect that Defeasance or Covenant Defeasance, as the case may be, will not cause the holders of the Debt Securities to recognize income, gain or loss for federal income tax purposes. In addition, in the case of Defeasance, such opinion of counsel must state that a private letter ruling or a revenue ruling to the same effect has been issued by the United States Internal Revenue Service or state that since the date of the Indenture there has been a change in the applicable federal income tax law to the same effect. (Sections 13.3 and 13.4)

  With respect to the Subordinated Indenture, in order to be discharged as described above, no default in the payment of principal of (or premium, if any) or interest on any Senior Debt shall have occurred and be continuing or no Event of Default with respect to the Senior Debt shall have occurred and be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date it would have become due and payable.

MODIFICATION AND WAIVER

  Each Indenture provides that the Company may enter into a supplemental indenture or indentures for the purpose of adding to, changing or eliminating any of the provisions of such Indenture or of any supplemental indentures or of modifying the rights of the holders of Debt Securities issued thereunder if approved in writing signed by the holders of not less than a majority in aggregate principal amount of all outstanding Debt Securities affected thereby voting as one class; provided that the consent of each holder of Debt Securities affected thereby is required for any modification or alteration which (i) extends the final maturity of any Debt Securities, or reduces the principal amount thereof, or reduces the rate or extends the time of payment of interest thereon, or reduces any amount payable on redemption thereof or impairs or affects the right of any holder of Debt Securities to institute suit for the payment thereof, (ii) reduces the percentage in aggregate principal amount, the consent of the holders of which is required for any such supplemental indenture or (iii) modifies any provision with respect to the subordination of Debt Securities of any series in a manner adverse to the holders thereof. (Section 8.2) The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of all series (including the Debt Securities) voting as one class may waive compliance by the Company with certain covenants contained in each Indenture. (Section 3.9)

SUBORDINATION UNDER THE SUBORDINATED INDENTURE

  In the Subordinated Indenture, the Company has covenanted and agreed that any Subordinated Debt Securities issued thereunder will be subordinate and junior in right of payment to all Senior Debt to the extent provided in the Subordinated Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of the Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the holders of Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities.

  In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, or the Subordinated Debt Securities.

  No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

  The Subordinated Indenture defines "Senior Debt" as the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under Section 1111(b) of the Bankruptcy code was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) Debt to any employee of the Company,
(iv) any liability for taxes, (v) indebtedness or monetary obligations to trade taxes and (vi) indebtedness or monetary obligations to trade creditors or assumed by the Company or any of its subsidiaries in the ordinary course of business in connection with the obtaining of materials or services. As used in the proceeding sentence the term "Debt" means with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; and (vi) every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

  The Subordinated Indenture places no limitation on the amount of additional Senior Debt that may be incurred by the Company. The Company may from time to time incur additional indebtedness constituting Senior Debt.

  The Subordinated Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Subordinated Debt Securities, may be changed prior to such issuance. Any such change would be described in the Prospectus Supplement relating to such Subordinated Debt Securities.

CONVERSION OR EXCHANGE

  The Subordinated Debt Securities of any series may be convertible or exchangeable into Common Stock or other Securities. The specific terms and conditions on which Subordinated Debt Securities of any series may be so converted or exchanged will be set forth in the applicable Prospectus Supplement. Such terms may include the conversion or exchange price, provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of the Company, and provisions under which the number of shares of Common Stock or other Securities to be received by the holders of Subordinated Debt Securities would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement.

CONCERNING THE TRUSTEE

  The Senior Indenture Trustee, The First National Bank of Chicago, performs services for the Company in the ordinary course of business.

                         DESCRIPTION OF CAPITAL STOCK

  The following is a summary of the terms of the Company's Amended and Restated Certificate of Incorporation.

  The Company's authorized capital stock consists of 200,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, par value $1.00 per share. At the date of this Prospectus no shares of Preferred Stock are presently outstanding. The Company does not presently have outstanding, and the Amended and Restated Certificate of Incorporation does not authorize, any other classes of capital stock. The issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

COMMON STOCK

  Holders of shares of Common Stock have no preemptive, redemption or conversion rights. The holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock may share ratably in the net assets of the Company after payment in full to all creditors of the Company and liquidating distributions to holders of Preferred Stock, if any. Each holder of Common Stock is entitled to one vote per share on all matters submitted to a vote of shareholders.

  The Common Stock is traded on the New York Stock Exchange under the symbol "MBI'. The transfer agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

  The applicable Prospectus Supplement relating to an offering of Common Stock will describe terms relevant thereto, including the number of shares offered, the initial offering price, market price and dividend information.

PREFERRED STOCK

  The particular terms of any series of Preferred Stock offered hereby will be set forth in the Prospectus Supplement relating thereto. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption, retirement and sinking fund provisions and liquidation preferences, if any, of the Preferred Stock of each series will be fixed or designated pursuant to a certificate of designation adopted by the Board of Directors or a duly authorized committee thereof. The terms, if any, on which shares of any series of Preferred Stock are convertible or exchangeable into Common Stock will also be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of the Company, in which case the number of shares of Common Stock to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement. The description of the terms of a particular series of Preferred Stock that will be set forth in the applicable Prospectus Supplement does not purport to be complete and is qualified in its entirety by reference to the certificate of designation relating to such series.

CERTAIN PROVISIONS OF RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

  The Company's Amended and Restated Certificate of Incorporation requires the approval of at least 80% of the outstanding shares of Common Stock for the amendment of certain provisions which describe the factors the Board may consider in evaluating proposed mergers, sales and other corporate transactions. Further, as an insurance holding company, the Company is subject to certain state insurance regulations that require prior approval of a change of control. See "Business--Regulation" in the Company's 1995 Form 10-K. These provisions and regulations may discourage attempts to obtain control of the Company.

  In the Amended and Restated Certificate of Incorporation the Company elects not to be subject to the provisions of Sections 33-374a through 33-374c of the Connecticut Stock Corporation Act. If the Company had not made such elections these provisions would require the approval of the holders of at least 80% of the voting power of the outstanding voting stock of the Company, and at least 66 2/3% of the voting power of the outstanding voting stock of the Company other than voting stock held by certain holders of 10% or more of such voting power or by certain affiliates of the Company, as a condition for mergers, liquidations and other business transactions involving the Company and the holders of 10% or more of such voting power or certain affiliates of the Company unless certain minimum price and procedural requirements are met.

RIGHTS AGREEMENT

  On December 12, 1991, the Company's Board of Directors declared a dividend distribution of one Preferred Share Purchase Right (a "Right") for each share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a Junior Participating Cumulative Preferred Share (the "Junior Preferred Stock") of the Company at a price of $160, subject to certain adjustments to prevent dilution through stock dividends, splits and combinations and distributions of warrants or other securities or assets. The Junior Preferred Stock will rank senior to Common Stock, but could rank junior to other classes of Preferred Stock that might be issued, as to dividends and liquidating distributions, and will have 100 votes per share, voting together with Common Stock. Initially, the Rights are attached to shares of Common Stock and are not represented by separate certificates or exercisable until the earlier to occur of (a) ten business days following the public announcement by the Company (the "Shares Acquisition Date") that a person or group of persons acquired (or obtained the right to acquire) beneficial ownership of 10% or more of the outstanding Common Stock and (b) ten business days (or, if determined by the Board of Directors, a later date) following the announcement or commencement of a tender offer or exchange offer which, if successful, would result in the bidder owning 10% or more of the outstanding Common Stock. However, no person shall be deemed to have acquired or obtained the right to acquire the beneficial ownership of 10% or more of the outstanding shares of the Company's Common Stock, if the Board of Directors determines that such acquisition is inadvertent, and such person promptly divests itself of a sufficient number of shares to be below the 10% ownership threshold. On such earlier date, Rights certificates would be issued and mailed to holders of Common Stock. The Rights will expire on December 12, 2001, unless earlier redeemed or exchanged. shares to be below the 10% ownership threshold. On such earlier date, Rights certificates would be issued and mailed to holders of Common Stock. The Rights will expire on December 12, 2001, unless earlier redeemed or exchanged.

  If an acquiring person or group acquires beneficial ownership of 10% or more of the Common Stock (except pursuant to a tender or exchange offer for all of the outstanding Common Stock determined by a majority of the Company's independent directors to be fair and in the best interests of the Company and its shareholders), then each Right (other than those held by the acquiror, which will become void) will entitle its holder to purchase for $160 (or the purchase price as then adjusted) that number of shares of Common Stock (or, in certain circumstances, cash, a reduction in the purchase price, Common Stock, other securities of the Company, other property or a combination thereof) having a market value of $320 (or 200% of the adjusted purchase price). If, after an acquiring person or group so acquires 10% or more of the Common Stock in a merger or other business combination and (a) the Company shall not be the surviving or continuing corporation, (b) the Company shall be the surviving or continuing corporation and all or part of the Shares of Common Stock shall be changed or exchanged, or (c) 50% or more of the Company's assets, cash flow or earning power is sold, then proper provision shall be made so that each Right (other than those held by the acquiror) will entitle its holder to purchase that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of 200% of the then-effective purchase price.

  The Company's Board of Directors may redeem all but not less than all of the Rights at $0.01 per Right at any time prior to ten business days following the Shares Acquisition Date. Additionally, at any time after a person or group acquires 10% or more but less than 50% of the outstanding Common Stock, the Company's Board of Directors may exchange the Rights (other than those held by the acquiror, which will become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). The Board of Directors may also amend the Rights at any time prior to the Shares Acquisition Date. The Company's Rights Plan is designed to make it more likely that all of the Company's shareholders receive fair and equal treatment in the event of any unsolicited attempt to acquire the Company and to guard against the use of coercive tactics to gain control of the Company. However, the existence of the Company's Rights Plan might discourage unsolicited merger proposals and unfriendly tender offers and may therefore deprive shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell Securities to investors directly or through agents or dealers. Any such underwriter, agent or dealer involved in the offer and sale of the Securities will be named in an applicable Prospectus Supplement.

  Offers and sales of Securities hereunder may be effected at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as its agents to offer and sell the Securities upon the terms and conditions set forth in any Prospectus Supplement. If Securities are sold by means of an underwritten offering, the Company will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable Prospectus Supplement which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is being delivered to the public. If any underwriter or underwriters are utilized in the sale of the Securities, unless otherwise set forth in the applicable Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Securities will be obligated to purchase all such Securities if any are purchased.

  In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Company to indemnification against and contribution toward certain civil liabilities, including liabilities, under the Securities Act, and to reimbursement by the Company for certain expenses.

  If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  Offers to purchase Securities may be solicited directly by the Company and the sale thereof may be made by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such transaction will be set forth in the Prospectus Supplement relating thereto.

  The Securities may or may not be listed on a national securities exchange or a foreign securities exchange. Certain series of the Securities will be a new issue and will not have an established trading market. No assurances can be given that there will be a market for any of the Securities.

  Agents, underwriters and dealers may be customers of, engage in transactions with or perform services for, the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the Securities being offered hereby will be passed upon for the Company by Debevoise & Plimpton, New York, New York, and for any underwriters or agents by counsel to be named in the Prospectus Supplement. Such counsel may rely, as to matters of Connecticut law, upon the opinion of Day, Berry & Howard, City Place, Hartford, Connecticut 06103, Connecticut counsel for the Company.

                                    EXPERTS

  The consolidated financial statements and the related consolidated financial statement schedules of the Company appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon dated January 22, 1996 incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

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                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
                             Prospectus Supplement
The Company ..............................................................  S-3
Capitalization............................................................  S-5
Selected Consolidated Financial and Statistical Data......................  S-6
Use of Proceeds...........................................................  S-7
Price Range of Common Stock and Dividends.................................  S-7
Certain United States Tax Consequences to Non-United States Holders of
 Common Stock.............................................................  S-8
Underwriting.............................................................. S-10
Legal Opinions............................................................ S-11
Experts................................................................... S-11
                                  Prospectus
Available
 Information.....                                                             2
Incorporation of Certain
 Documents by Reference........                                               3
The
 Company...                                                                   4
Use of
 Proceeds....                                                                 5
Ratio of Earnings to Fixed
 Charges....................                                                  5
Description of Debt
 Securities.............                                                      5
Description of Capital
 Stock.................                                                      13
Plan of Distribution...                                                      15
Legal Matters..........                                                      16
Experts................                                                      16

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                               1,000,000 SHARES

                                     LOGO

                                 COMMON STOCK


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                             PROSPECTUS SUPPLEMENT
                                 July 15, 1997

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                                LEHMAN BROTHERS

                         DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                               SMITH BARNEY INC.
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